130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 26, 2021	No. 21-06

Avalon Announces the Results of its 2021 Annual and Special Meeting of Shareholders

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") announces the results of its 2021 Annual and Special Meeting of Shareholders held in Toronto, Ontario on February 25, 2021 (the "Meeting").

At the Meeting, all five director nominees listed in the Company's information circular dated January 12, 2021 were elected as directors of the Company. The detailed results of the vote are as follows:

Director		Number of Votes Cast	Percentage of Votes Cast
Donald Bubar	In Favour: Withheld:	85,333,148 1,834,435	97.90% 2.10%
Alan Ferry	In Favour: Withheld:	85,934,909 1,052,387	98.79% 1.21%
Naomi Johnson	In Favour: Withheld:	85,853,028 1,134,268	98.70% 1.30%
John E. Fisher	In Favour: Withheld:	85,938,856 1,048,440	98.79% 1.21%
Marilyn Spink	In Favour: Withheld:	85,816,711 1,170,585	98.65% 1.35%

In addition, at the Meeting shareholders appointed Ernst & Young LLP as auditors of the Company, approved updates to the Company's By-Law No.1, approved the Company's Deferred Share Unit Plan and Restricted Share Unit Plan and approved the Company's Share Capital Amendment, which is designed to reduce the number of the Company's very small regsistered shareholdings.

The Share Capital Amendment will be accomplished by amending the Company's articles to reflect a 500:1 consolidation of the Company's common shares, immediately followed by a 1:500 split of the Company's post-consolidated common shares. The Share Capital Amendment will become effective at 12:01 a.m. on Monday, March 15, 2021.

Shareholders holding 500 or more common shares in a brokerage account will continue to hold the exact same number of shares after the Share Capital Amendment that they did prior to the Share Capital Amendment.  These shareholders do not need to do anything with respect to the Share Capital Amendment.

Shareholders holding 500 or more common shares in the form of a physical certificate will continue to hold the exact same number of shares after the Share Capital Amendment that they did prior to the Share Capital Amendment.  However, once the Share Capital Amendment is effected, these shareholders will need to follow the instructions in the letter of transmittal that was sent to them in order to exchange their old share certificates for new share certficates.

Shareholders holding less than 500 common shares in the form of a physical certificate will be paid cash for their shares upon completion of the Share Capital Amendment.  The cash payment will be equal to the number of common shares held immediately prior to the Share Capital Amendment multiplied by the volume weighted average trading price of the common shares on the TSX during the previous five (5) consecutive trading days prior to the effective date of the Share Capital Amendment.  The Company will mail a letter of transmittal directly to these shareholders providing instructions on how to exchange their share certiciates for the cash payment.

Shareholders holding less than 500 common shares in a brokerage account will have the option to be paid a cash payment for their shares, calculated as above, otherwise they will continue to hold the exact same number of shares after the Share Capital Amendment that they did prior to the Share Capital Amendment.  These shareholders can contact their broker for their process to exchange their shares for the cash payment, if they so desire.

The Toronto Stock Exchange has conditionally approved the Share Capital Amendment.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please email Avalon President and CEO, Donald Bubar, at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to the share capital amendment becoming effective on March 15, 2021 and the actions required by various groups of shareholders. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements, Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to the TSX not providing its final approval for the Share Ccapital Amendment, the Share Capital Amendment not being completed, unanticipated market conditions, as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.